UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ATHENEX, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

04685 N 10 3

(CUSIP Number)

June 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 04685 N 10 3	13G

1	NAME OF REPORTING PERSONS Prestine Victory Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	5	SOLE VOTING POWER 3,181,817
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,181,817
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.55%[1]
12	TYPE OF REPORTING PERSON FI

_________________

[1]	Based on 57,333,609 shares of common stock outstanding.

Item 1.
	a)	Name of Issuer: Athenex, Inc.(“Issuer”)

	b)	Address of Issuer’s Principal Executive Offices: 1001 Main Street, Suite 600
Buffalo, New York 14203

Item 2.
	a)	Name of Person Filing: Prestine Victory Limited

	b)	The principal business office for all persons and/or entities filing is: Address of Principal Business Offices: Wickhams Cay I, 2nd Floor Road Town, Tortola, British Virgin Islands

	c)	Citizenship: Prestine Victory Limited is organized under the laws of the British Virgin Islands

	d)	Title of Class of Securities: Common stock, $.001 par value per share

	e)	CUSIP Number: 04685 N 10 3

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person is filing a:

Not applicable

Item 4.	Ownership

a)	Amount beneficially owned: see row 9 of cover page of reporting person. To securities reported herein beneficially owned as follows:

	●	3,181,817 shares of Common Stock, representing a total of 5.55% of the total shares of Common Stock outstanding (based on 57,333,609 shares of Common Stock issued and outstanding), are held directly by Prestine Victory Limited.

b)	Percent of Class: see row 11 of cover page for each reporting reason.

c)	Number of shares to which the person has:

	(i)	sole power to vote or to direct the vote: see row 5 of cover page for each reporting person

	(ii)	shared power to vote or to direct the vote: see row 6 of cover page for each reporting person

	(iiii)	sole power to dispose or to direct the disposition of: see row 7 of cover page for each reporting person

	(iv)	shared power to dispose or to direct the disposition of : see row 8 of cover page for each reporting person

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Member of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2017	Prestine Victory Limited

	By:	/s/ Oei Kang Eric
	Name:	Oei Kang Eric
	Title:	Attorney-in-Fact

NOTARIAL CERTIFICATE

TO ALL TO WHOM THESE PRESENTS SHALL COME

I, the undersigned **RANJEET SINGH**, a **Notary Public**, duly authorised admitted and sworn, residing and practising in **Republic of Singapore at 9 RAFFLES PLACE, 32ND Floor REPUBLIC PLAZA Singapore 048619 DO HEREBY CERTIFY AND ATTEST** that the annexed **POWER OF ATTORNEY** was duly **EXECUTED by LEOW HWEE LIAN as Authorized Signatory of and for and on behalf of LAVENDER BROWN LIMITED** in my presence in Singapore on the **29TH DAY OF JUNE 2017.**

IN FAITH AND TESTIMONY WHEREOF

I have subscribed my name

And affixed my Seal of Office this 29TH DAY of JUNE 2017.

QUOD VERITATEM ATTESTOR

REPUBLIC OF SINGAPORE
NOTARY PUBLIC

NOTARY PUBLIC

NOTARY PUBLIC
Ranjeet Singh
N2017/0253
1 Apr 2017 - 31 Mar 2018
SINGAPORE

RANJEET And COMPANY
Advocate & Solicitor
9 Raffles Place
32nd Floor Republic Plaza
Singapore 048619
Tel: 9108 1964 Fax: 6538 1311
Email: ranjeetgir@gmail.com

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that PRESTINE VICTORY LIMITED, a company organized under the laws of the British Virgin Islands (the "Company"), does hereby make, constitute and appoint OEI KANG ERIC, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned. The Company has the unrestricted right to unilaterally revoke this Power of Attorney.

PRESTINE VICTORY LIMITED

By: LAVENDER BROWN LIMITED, its Director

For and on behalf of
Lavender Brown Limited

Authorized Signature(s)

By:____________________
Name: LEOW HWEE LIAN
Title: Authorized Signatory

Witnessed By

Ranjeet Singh
Notary Public
Singapore

NOTARY PUBLIC
Ranjeet Singh
N2017/0253
1 Apr 2017 - 31 Mar 2018
SINGAPORE

Dated this 29th day of June, 2017.